Exhibit 99.10

                                AMENDMENT No. 3
                                      TO
                           TD WATERHOUSE GROUP, INC.
                                  401(k) PLAN
                    (As Restated Effective January 1, 2000)

     Pursuant to resolutions adopted by the Toronto-Dominion Bank Senior International Pension Committee on October 23, 1997, and the authority reserved in Section 15.1 of the TD Waterhouse Group, Inc. 401(k) Plan (hereinafter the "Plan"), said Plan is amended, as follows:

     1. For purposes of clarification, Section 11.1(D) is amended by adding the following sentence to the end of the first paragraph thereof:

          "Such distribution shall be made as soon as practicable following the date of the Participant's termination from Service."

     2. For purposes of clarification, Section 11.10 is restated in its entirety as follows:

          "In the event of the termination of employment with the Company of a Participant whose Accrued Benefit does not exceed $5,000 ($3,500 if the Participant terminated employment prior to January 1, 1998), should the Participant fail to consent to an immediate distribution of his Account, such Account shall continue to be invested in accordance with the Participant's last investment selections until distribution pursuant to the otherwise applicable provisions of the Plan."

     3. A new Section 11.11 is added, as follows:

          "11.11 Stale-Dated Checks

          "If a distribution check remains outstanding as of the end of the second calendar quarter following a distribution made in accordance with the terms of this Plan, the Committee or its designee shall send due notice to the distributee at the person's last known address, as shown by the records of either the Committee (or its designee) or the Company, requesting that he either (a) present the check for payment or (b) sign and return an affidavit requesting a replacement check. If, as of the end of the following quarter, there has been no response from the distributee, then, within a reasonable time thereafter, the Committee (or its


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          designee) will so advise the Company and will stop payment on the initial distribution check and deposit the net check amount in the Plan's "Stale-Dated Check Account." Both the Committee (or its designee) and the Company shall maintain a record of the amount deposited for each such distributee, which amount shall have a tax basis equal to the net check amount deposited, and shall be held by the Plan for the benefit of the distributee as an after-tax contribution. All amounts in the Stale-Dated Check Account shall be invested in the T. Rowe Price Prime Reserve Fund (or such other fixed income fund as the Committee, may, from time to time, designate) until such time as the missing distributee is located and the restored amount, plus earnings through date of distribution, is subsequently distributed."


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